ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications – +31 40268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations – +1 480 383 4005
Franki D’Hoore — Investor Relations – +31 40 268 6494
ASML Discloses Results of Annual General Meeting of Shareholders
VELDHOVEN, the Netherlands, April 3, 2008 — ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders held on April 3, 2008.
The Annual General Meeting of Shareholders adopted ASML’s statutory financial statements for the year ended December 31, 2007.
In addition, the General Meeting of Shareholders approved the following items:
•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2007.

•	Preparation of Regulated Information in the English language.

•	Proposal to adopt a 2007 dividend of EUR 0.25 per ordinary share of EUR 0.09. Payment date will be May 14, 2008.

•	Updated Remuneration Policy (version 2008) for the Board of Management.

•	Performance stock arrangement, including the number of shares, for the Board of Management.

•	Number of stock options for Board of Management and the number of stock options, respectively shares, for employees.

•	Re-appointment of Messrs. A.P.M. van der Poel and F.W. Fröhlich as members of the Supervisory Board, effective April 3, 2008.

•	Proposal to authorize the Board of Management for a period of 18 months from April 3, 2008: (i) to issue shares or rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers and/or acquisitions; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•	Proposal to extend the existing authority of the Board of Management to acquire through October 3, 2009 a maximum of 30% of ASML’s outstanding share capital subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML [as of April 3, 2008].
The following subjects were also discussed at the General Meeting of Shareholders:
•	The Company’s business and financial situation.

•	Evaluation of the performance of the External Auditor.

•	ASML’s reserves and dividend policy. ASML has grown to become an efficient, cash generative company in the semiconductor industry, and this will now be reflected by regular dividend payments. However, share buybacks will remain a preferred way to return cash to ASML’s shareholders, as they deliver great long term value and allow ASML to be flexible with opportunities to reward our investors. ASML reiterated its commitment to return cash to shareholders when gross cash is above a target of between EUR 1.0 billion and EUR 1.5 billion.

•	The intended re-appointment of Mr. E. Meurice.

•	The composition of ASML’s Supervisory Board in 2008. Ms. H.C.J. van den Burg, Mr. O. Bilous, Mr. J.A. Dekker and Mr. J.W.B. Westerburgen will retire by rotation in 2009. Mr. J.A. Dekker will not be available for re-appointment because of the fulfillment of his twelve year term.
Presentation materials and a recording of the audiocast of the 2008 Annual General Meeting of Shareholders are available at ASML.com.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees, serving chip manufacturers in more than 60 locations in 16 countries.

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